Exhibit 99.1

CAPTIVISION INC.

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2024, AT 9:00 A.M. CT

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders of ordinary shares (the “Ordinary Shares”) of Captivision Inc. (the “Company”) will be held on December 13, 2024, at 9:00 a.m., Central Time, at the offices of Paul Hastings LLP, located at 600 Travis Street, Fifty-Eighth Floor, Houston, Texas 77002 with the ability given to the shareholders to join virtually. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Meeting via live audio webcast at https://www.virtualshareholdermeeting.com/CAPT2024.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.

Proposal No. 1 – Re-election of Directors – a proposal to approve by ordinary resolution the re-election of Mr. Hafeez Giwa and Ms. Jessica Thomas to the board of directors of the Company (the “Board of Directors”), each to serve as a Class I director of the Company until the Company’s 2027 annual general meeting;

2.

Proposal No. 2 – Ratification of Auditor – a proposal to ratify by ordinary resolution the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and

3.

Proposal No. 3 – Adjournment Proposal – a proposal to approve by ordinary resolutions the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on November 13, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://www.ir.captivision.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, by phone at 1-800-690-6903, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Gary R. Garrabrant
Garry R. Garrabrant
Chairman of the Board and Chief Executive Officer

November 15, 2024

CAPTIVISION INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 13, 2024

9:00 A.M. CT

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Captivision Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on December 13, 2024, at 9:00 a.m., Central Time. The Company will hold the Meeting at the offices of Paul Hastings LLP, located at 600 Travis Street, Fifty-Eighth Floor, Houston, Texas 77002, which shareholders will be able to attend in person and via live audio webcast online at https://www.virtualshareholdermeeting.com/CAPT2024. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Beneficial shareholders who hold their ordinary shares of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on November 13, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.

Proposal No. 1 – Re-election of Directors – a proposal to approve by ordinary resolution the re-election of Mr. Hafeez Giwa and Ms. Jessica Thomas to the board of directors of the Company (the “Board of Directors”), each to serve as a Class I director of the Company until the Company’s 2027 annual general meeting;

2.

Proposal No. 2 – Ratification of Auditor – a proposal to ratify by ordinary resolution the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and

3.

Proposal No. 3 – Adjournment Proposal – a proposal to approve by ordinary resolutions the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “Financial Results” heading section of the Company’s website at http://www.ir.captivision.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Chief Financial Officer of the Company, at ap@jaguargrowth.com.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

According to Article 29 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Board of Directors is divided into three classes, namely Class I, Class II, and Class III directors, with one class of directors eligible for re-election each year on a rotating basis. As a result, Jessica Thomas and Hafeez Giwa, our Class I directors who have been re-nominated by the Board of Directors, are subject to re-election at this meeting. If re-elected, each Class I director will hold office for a three-year term, and until his or her respective successor is elected and qualified at the 2027 annual general meeting, or until his or her earlier death, resignation or removal, in accordance with the Memorandum and Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of each Class I director. The Board of Directors has no reason to believe that each Class I director will be unable or unwilling to serve as Class I director if re-elected. In the event that a Class I director should be unavailable for re-election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of the directors seeking re-election including age as of November 13, 2024, the principal position currently held and biography:

Name	Age	Position
Hafeez Giwa	43	Independent Director
Jessica Thomas	55	Independent Director

Hafeez Giwa is the Founder and Managing Partner of H Capital International (HCI), a privately held investment, development, and advisory firm specializing in real estate and infrastructure, and Co-Founder of HC Capital Properties (HCCP), a real estate investment and development company focused on Africa. Mr. Giwa has close to 20 years of professional experience in the real estate investment industry working in London, England and Lagos, Nigeria, as well as overseeing real estate investments and business activities in developments located in West and Central Africa. Before establishing HCI and HCCP in 2020 and 2015, respectively, Mr. Giwa held the position of Vice-President at Actis, a private equity firm focused on growth markets, from 2012 to 2015. Mr. Giwa started his career in investment banking and private equity in New York and London, where he made significant contributions to Morgan Stanley’s Real Estate division between 2006 and 2009. Mr. Giwa holds an MBA degree from the Harvard Business School and a BA in Finance (with honors) from Howard University, where he was recognized as a Morgan Stanley—Richard B. Fisher Scholar and a Schweser—CFA Scholar.

Jessica Thomas is a Partner at William Morris Endeavor (WME), a global entertainment agency. Ms. Thomas founded and ran the commercial division of WME’s predecessor, Endeavor Talent Agency, in 2002. Over the last two decades, she has helped develop it into one of the leading brand divisions, with over 30 agents and annual revenue exceeding $500 million. Ms. Thomas has extensive experience negotiating endorsement and branding deals on behalf of talent, such as Hugh Jackman, Emma Stone, Jen Garner and Oprah Winfrey, and strategic entertainment partnerships with various Fortune 500 companies, including American Express, Revlon, and The Coca-Cola Company. Prior to joining Endeavor, she was the Head of Sales for the now defunct HSI Productions, a production company with a stable of top directors for music videos, television commercials and long form content. In addition, Ms. Thomas is a member of the board of directors of Environmental Media Association, whose mission is to promote and establish sustainable production practices in the entertainment industry. She graduated from the University of Southern California with a Bachelor of Arts in History.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares, as, being entitled to do so, vote in person, or in the case of any holder of ordinary shares being an organization, by its duly authorized representative, or, where proxies are allowed, represented by proxy at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1, THE RE-ELECTION OF MR. HAFEEZ GIWA AND MS. JESSICA THOMAS TO THE BOARD OF DIRECTORS, EACH TO SERVE AS A CLASS I DIRECTOR.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF UHY LLP (“UHY”) AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

The Company’s audit committee (the “Audit Committee”) of the Board of Directors has appointed UHY to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. Although the Memorandum and Articles of Association do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of UHY be ratified by the shareholders.

Audit services provided by UHY for the fiscal year ending December 31, 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of UHY is not expected to be present at the Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

In the event shareholders fail to vote in favor of the above ratification, the Audit Committee will reconsider its appointment. Even if the shareholders vote in favor of the above ratification, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares, as, being entitled to do so, vote in person, or in the case of any holder of ordinary shares being an organization, by its duly authorized representative, or, where proxies are allowed, represented by proxy at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2, THE RATIFICATION OF APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL NO. 3

APPROVAL OF THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve Proposals No. 1 and No. 2 in this proxy statement.

In the event shareholders fail to approve the adjournment proposal, the chairman of the meeting has the power to adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares, as, being entitled to do so, vote in person, or in the case of any holder of ordinary shares being an organization, by its duly authorized representative, or, where proxies are allowed, represented by proxy at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3, THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Gary R. Garrabrant
Garry R. Garrabrant
Chairman of the Board and Chief Executive Officer

November 15, 2024